Mail Stop 3561

      February 1, 2006

Via U.S. Mail and Fax (86-10-6582-7951)

Mr. Bulin Miao
Finance Manager
Asia Premium Television Group, Inc.
Rm 602, 2 North Tuanjiehu Street
Chaoyang District
Beijing 100026
P.R. China

	RE:	Asia Premium Television Group, Inc.
      Form 10-KSB for the Year ended March 31, 2005
		Filed June 29, 2005
		File No. 033-33263-NY

Dear Mr. Miao:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended March 31, 2005

General

1. We note your revenues exceeding $25 million for the fiscal years
2005 and 2004. In that regard, explain to us why you can continue to use the Form 10-KSB and the Forms 10-QSB for your Exchange Act filings or revise.
2. We note that your audit reports (current and prior year) were signed by two audit firms, both based in Salt Lake City, Utah. After asking your auditors, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah in view that almost all of your operations are in the PRC. In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.
Financial Statements and Notes
Note 1. Summary of Significant Accounting Policies
Minority Interests, page 26
3. You state that "... [t]he Company owns all of the rights of the minority interests shareholders, therefore the Company has accounted for the subsidiaries as being wholly owned" Explain to us the nature of these rights. Addressing the relevant accounting literature, explain to us why you did not reflect the minority interests in the consolidated financial statements.
Revenue Recognition Policy, page 28
4. We note your disclosure that revenue is recognized when the service is provided, collection is reasonable assured and no further obligation to the customer exists. However, we also note from page 3 that you provide different type of services such as advertising agent, media consulting services and advertising production. So we may better understand your revenue recognition policy, please tell us and provide a more comprehensive revenue recognition policy including the revenue earning processes with respect to each of these services.
Also, tell us and disclose your accounting policy for out of pocket expenses, if material, related to these services. Refer to EITF 00-
14.
5. Advise us and disclose if you present your revenues on a gross or on a net basis. Tell us how you consider the guidance under EITF 99-
19 in supporting your presentation.


Note 3. Prepaid Expenses, page 28
6. Tell us in more details of the nature and the terms of your agreement with vendors to provide advertising services.
Note 5. Notes Payable, page 29
7. Tell us and disclose the nature of the film rights license you acquired from Sun Television Cybernetworks Holding Ltd ("Sun"). Advise us and disclose your accounting for the film rights license and non-exclusive access rights. Include in your response the amortization methods for these intangibles, and their estimated useful lives. Support the basis of your accounting for these intangibles.
8. We note your disclosure that the $4 million convertible note payable to Sun contains a contingency to issue additional common shares if the market value stock price is below $11.466 per share when the converted shares are subsequently sold. We also note that the note could have been converted into 80 million common shares as of March 31, 2005. Please tell us and disclose the terms of the conversion provisions of the agreement. Advise us and disclose how the additional common shares are calculated when the contingency is triggered. Also, advise us your accounting for the conversion feature of the convertible note payable upon and subsequent to the amendment of the note agreement on December 2001. Support your accounting with relevant accounting literature.
Note 13. Restatement, page 35
9. We note your disclosure that the restatements have no effect on net income. However, we note from the consolidated statements of stockholders` equity that you characterized the "net income for the year ended March 31, 2004" as "restated". Please explain.
Form 10-QSB For the Quarterly Period Ended September 30, 2005
Note 6. Capital Stock, page 12
Development Fund
10. Advise us and disclose in greater details how the Development Fund program operates. Addressing relevant accounting literature, tell us and disclose how you account for the return of the common shares from shareholders and the re-issuance of those shares to management for compensation.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to the above comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Asia Premium Television Group, Inc.
February 1, 2006
Page 1